FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 7, 2002

Regus plc

(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey, KT16 0RS
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Regus plc

INDEX TO EXHIBITS

Item

  Press Release entitled, “Second Quarter Results to End June 2002,”  dated August 7, 2002.
  Press Release entitled, “Regus Announces New CEO of UK and Ireland,” dated August 7, 2002.
  Press Release entitled, “Regus Announces New Non-Executive Director,” dated August 7, 2002.
  Press Release entitled, “Agip KCO in £8 Million Outsourcing Deal with Regus,” dated August 7, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2002	Regus plc

By: /s/ Stephen Stamp

Name: Stephen Stamp
Title: Group Finance Director

ITEM 1

PRESS RELEASE
Embargoed until 12:00 noon BST, 7:00 am EST Wednesday 7 August 2002

SECOND QUARTER RESULTS
TO END JUNE 2002

Chertsey, UK, 7 August 2002, Regus plc, the global serviced office provider (LSE:RGU.L, NASDAQ:REGS), announces its interim results and results for the three months ended 30 June 2002.

Announcing the results, Chairman John Matthews commented: “The trading environment remains tough but Regus has made some progress. We have stabilised our revenues and made modest reductions in EBIT losses over the past two quarters. We enter the second half of the year with our largest ever forward order book and a record number of occupied workstations.

“Regus still faces significant challenges. However, as today’s £8 million deal with AGIP KCO demonstrates, our offering remains a compelling proposition for customers and, having re -sized our cost base, we believe we are well placed to benefit from an upturn in market conditions”.

Key financials:
	3 months ended				6 months ended
	30 June 2002 £m	30 June 2001 £m			30 June 2002 £m	30 June 2001 £m
Turnover	109.3	132.9	-17.8%		220.0	270.9	-18.8%
Centre Contribution	7.3	18.9	-61.3%		13.0	57.2	-77.3%
Operating (loss)/profit*	(9.2)	(4.3)	-4.9	m	(19.2)	3.3	-22.5	m
EPS (basic & diluted)(p)*	(1.9)	(2.2)	0.3	p	(4.5)	(1.4)	-3.1	p
EPADS (basic & diluted)(c)†*	(13.9)	(15.5)	1.6	c	(33.0)	(10.0)	-23.0	c
Average £: $	1.48	1.42			1.45	1.43
* before exceptional items in 2001 † based on UK GAAP

Operational

  Regus operates 424 centres in more than 240 cities in 51 countries. We are the world’s largest operator of business centres and are committed to continuing our expansion through a programme of international franchising.
  Regus now has the highest number of occupied workstations in its history with more than 55,600 business people using our centres on a daily basis. This represents a year-on-year increase of 18 per cent.
  Regus has brought 1,121 workstations back into service ahead of schedule (of which 38% were in the US) in response to customer demand.

Financial

  Turnover at £109.3 million for the quarter was down 18% on the second quarter of 2001 but down just 1% on the first quarter of 2002.
  There was a record contracted forward order book of £285.4 million at 30 June 2002 (based on workstation revenue but excluding service revenue).
  Revenue per available workstation (REVPAW) from established centres was £1,367 (2001: £2,076), down 5% on the first quarter.
  At £118 million, costs, fixed and variable, were unchanged on the previous quarter and in line with expectations.
  Cash at bank totalled £65.4 million at 30 June 2002 of which £28.8 million was free cash.
  Capital expenditure in the second quarter was £4.4 million, in line with expectations.
Enquiries:

Regus
Stephen Jolly, Group Communications Adviser	Tel: +44 1932 895138

Financial Dynamics
Richard Mountain	Tel: +44 20 7269 7291

THE “SAFE HARBOR” STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This press release contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s future cash flow position, the Group’s cost reduction programme, expectations regarding sales, trading profit and growth, the Group’s possible or assumed future results of operations and/or those of the Group’s associates and joint ventures, capital expenditure, adequacy of capital and liquidity, financing plans, and those preceded by, followed by, or that include the words ‘‘believe’’, ‘‘expect’’, ‘‘intend’’, ‘‘plan’’, ‘‘anticipate’’ or similar expressions.

The Company cautions that any forward-looking statements in this press release may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, among other things, the nature of the serviced office market, the long-term nature of the Company’s lease commitments, its financing requirements, foreign exchange, risks of litigation, and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission.

You should read the Company’s Annual Report on Form 20-F, which is available without charge at the internet site of the Securities and Exchange Commission (http://www.sec.gov), for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

Results of operations

Review of second quarter 2002

The following table sets forth the Group’s revenue, centre contribution and workstations (i.e. weighted average number of available workstations) by geographic region and by established centres compared with new centres:

		(in £millions, except workstations)

	2002			2001
	Revenue	Centre Contribution	Workstations	Revenue	Centre Contribution	Workstations (re-based)*

UK & Ireland	43.7	8.3	26,949	55.7	16	25,388
Rest of
Europe	35.0	2.3	30,355	38.9	6.4	24,908
Americas	22.8	(3.7)	24,010	29.7	(4.2)	21,579
Rest of World	7.8	0.4	5,976	8.6	0.7	5,264

	109.3	7.3	87,290	132.9	18.9	77,139

Established
centres**	89.9	10.4	65,787	92.5	25.7	44,551
New centres	19.4	(3.1)	21,503	40.4	(6.8)	32,588

	109.3	7.3	87,290	132.9	18.9	77,139

* At 1 January 2002 a complete review of workstation capacity was carried out. The number of workstations in our centres increased by 1,890 and the 2001 comparatives have been updated from those previously reported to reflect the re-basing exercise.

**Established centres are those open for 18 months or more at the period end, new centres are those open for less than 18 months at the period end.

Workstations

In the third quarter 2001 the Group reviewed the near term prospects for its centres in light of prevailing market conditions and reduced workstations capacity by 9,700. By 30 June 2002, 1,121 workstations (of which 38% were in the US) had been brought back into service ahead of schedule in response to customer demand.

Revenue

Regus’ revenue on a global basis was £109.3 million in the second quarter 2002 (£132.9 million in the second quarter 2001). The weighted average number of available workstations increased 13.2% to 87,290 from 77,139 (re-based) over the same period. In the second quarter 2002, Regus opened 4 new centres and 3 centres were closed.

Revenue from established centres was £89.9 million in the second quarter 2002 (2001: £92.5 million). Revenue per workstation in Regus’ established centres was £1,367 (2001: £2,076) reflecting lower occupancy rates and the impact of the new pricing model. Revenue from new centres was £19.4 million (2001: £40.4 million). Revenue per workstation in Regus’ new centres was £902 (2001: £1,240).

Revenue in the UK and Ireland was £43.7 million (2001: £55.7 million). Revenue per workstation was £1,622 (2000: £2,194). In the second quarter 2002, two centres were opened and one closed, in the UK.

Revenue in the Rest of Europe was £35 million (2001: £38.9 million). Revenue per workstation was £1,153 (2001: £1,562). In the second quarter 2002, one new centre was opened in the Netherlands and one converted to a franchise in Romania.

Revenue in the Americas was £22.8 million (2001: £29.7 million). Revenue per workstation was £950 (2001: £1,376). Regus opened one new centre in the Americas in the quarter and, as part of the lease restructuring negotiations, closed another. In addition, Regus was able to terminate two leases in respect of centres which had been committed but not yet opened.

Revenue in the Rest of the World was £7.8 million (2001: £8.6 million). Revenue per workstation was £1,305 (2000: £1,634).

Centre contribution

Centre contribution on a global basis was £7.3 million in the second quarter 2002 (2001: £18.9 million). Centre contribution from established centres was £10.4 million (2001: £25.7 million) with a centre contribution margin in established centres of 12% (2001: 28%). Centre contribution from new centres improved to a negative £3.1 million (2001: negative £6.8 million).

Centre contribution in the UK and Ireland was £8.3 million (2001: £16 million). Centre contribution margin was 19% in the second quarter (2001: 29%).

In the Rest of Europe, centre contribution was £2.3 million (2001: £6.4 million). Centre contribution margin in the Rest of Europe was 7% in the second quarter (2001: 16%).

Centre contribution from the Americas was a negative £3.7 million, a s light improvement when compared with a negative £4.2 million in 2001.

Centre contribution in the Rest of the World was £0.4 million (2001: £0.7 million) Centre contribution margin in the Rest of the World was 5% in the second quarter (2001: 8%).

Administrative expenses

Administrative expenses including goodwill amortisation decreased 28% to £15.7 million (2001: £21.7 million) due to the effects of the cost reduction programme. Overall, administrative expenses fell to 14.3% as a percentage of revenues compared to 16.3% in the second quarter of 2001, before exceptional items. Sales and marketing costs decreased 42% to £8.2 million (2001: £14.2 million) and fell as a percentage of revenue to 7% (2001: 11%). Regional and central overheads decreased slightly to £7.5 million (2001: £7.6 million) but increased as a percentage of revenue to 7% (2001: 6%).

Liquidity and capital resources

Cash at bank and in hand at 30 June 2002 was £65.4 million of which £28.8 million was free cash. Total indebtedness at 30 June 2002 was £30.9 million, which included £24.0 million in respect of the convertible debentures issued in December 2001. The Group also had outstanding finance lease obligations of £31.2 million, of which £13.1 million is due within one year.

Cash outflow from operating activities in the six months ended 30 June 2002 was £15.7 million. The operating cash inflow before management of working capital was £3.3 million. The net working capital outflow in the six months was £19.0 million and comprised an increase in debtors of £7.3 million and a decrease in creditors of £11.7 million. Responsibility for cash collections from UK customers was transferred to a new shared service centre in June which resulted in a fall-off in collections performance in the hand-over period. The decrease in creditors resulted from a change to the payments cycle of trade creditors. We are already seeing improvements to collections performance and we expect the overall deterioration in the working capital position at 30 June to reverse in the third quarter as the new shared service centre is bedded in. Net cash outflow before management of liquid resources and financing was £28.7 million after paying tax of £2.4 million, interest (net) of £1.1 million, capital expenditure of £9 million and £0.7 million invested in joint ventures. Tax and capital expenditure outflows are expected to be materially lower in the second half.

By the end of June, the Group had made four of ten equal monthly repayments of £4 million against the 5 per cent unsecured, senior convertible debentures issued in December 2001. Since the quarter-end, further repayments of £4 million each have been made in July and August.

On the basis that current trading conditions continue to prevail and our revenues remain at current levels, we believe we will be able to fund the ongoing business, including the remaining repayments of the convertible bond, from existing cash resources and from cash flows from operations. To the extent that trading conditions deteriorate, we may need to seek external finance. Accordingly, cash generation is the Board’s main priority. To this end, a number of cash-conserving initiatives are underway. Little benefit from these initiatives is reflected in the results for the six months. These initiatives include:

  Restructuring of the fixed cost base which has already resulted in annualised cash savings of £13 million with more targeted for the second half;

  A focus on collections in order to redress the working capital position;

  Sale of non-core assets and businesses to franchisees; and

  Further reductions in variable costs.

We also have the option of converting all or part of the outstanding convertible bond although this is likely to be dilutive to shareholders. The Board is also exploring options to refinance and/or reschedule the convertible bond.

Presentation of Information on US GAAP Reconciliation

As the Company’s shareholder’s base has migrated away from the US and to the UK since the Company’s initial public offering in 2000, the Company has decided, in an effort to save costs, to discontinue its past practice of presenting on a quarterly basis certain financial information reconciled to US GAAP. As a consequence, the Company will not prepare or release information regarding a reconciliation to US GAAP for the quarter ended September 30, 2002. Thereafter, the Company will prepare and release US GAAP reconciliation information only in the Annual Report on Form 20-F. This change in the timing of the presentation of such information is in accordance with all applicable UK and US securities laws and the requirements of the London Stock Exchange and the Nasdaq Stock Market.

Regus plc
Consolidated profit and loss account
For the 6 months ended 30 June 2002 and 30 June 2001

	3 months ended 30 June '02 (unaudited)	3 months ended 30 June '01 (unaudited)	6 months ended 30 June '02 (unaudited)	6 months ended 30 June '01 (unaudited)
	£’000	£’000	£’000	£’000

Turnover (including share of joint ventures)	111,782	135,860	224,981	277,043

Less: Share of turnover of joint ventures	(2,467)	(2,925)	(4,940)	(6,189)

Turnover	109,315	132,935	220,041	270,854

Cost of sales (centre costs)	(102,014)	(114,067)	(206,993)	(213,666)

Gross profit (centre contribution)	7,301	18,868	13,048	57,188

Administration expenses before exceptional items	(15,652)	(21,732)	(29,439)	(51,491)

Exceptional Items	-	(3,245)	-	(3,245)

Administration expenses	(15,652)	(24,977)	(29,439)	(54,736)

Group operating (loss)/profit	(8,351)	(6,109)	(16,391)	2,452

Share of operating loss in joint ventures	(889)	(1,440)	(2,791)	(2,399)

Total operating (loss)/profit: Group and share
of joint ventures	(9,240)	(7,549)	(19,182)	53

Net interest (payable)/receivable
- Group	(1,485)	(42)	(3,140)	866
- Joint ventures	10	(48)	(77)	(109)

(Loss)/profit on ordinary activities before tax	(10,715)	(7,639)	(22,399)	810

Tax on (loss)/profit on ordinary activities	(163)	(7,938)	(3,913)	(11,917)

Loss on ordinary activities after tax	(10,878)	(15,577)	(26,312)	(11,107)

Minority interests (equity)	315	783	681	938

Retained loss for the period	(10,563)	(14,794)	(25,631)	(10,169)

Loss per ordinary share:
Basic & diluted (p)	(1.9)	(2.6)	(4.5)	(1.8)
Basic & diluted before exceptional items (p)	(1.9)	(2.2)	(4.5)	(1.4)

All results arose from continuing operations

Regus plc
Consolidated balance sheets
As at 30 June 2002 and 31 December 2001

	As at	As at
	30 June 2002	31 Dec 2001
	(unaudited)	(audited)
	£’000	£’000

Fixed assets
Intangible assets	4,189	4,307
Tangible assets	220,797	242,299
Investments
Investments in own shares	3,805	3,805
Other investments	31	33
Interest in joint ventures:
Share of gross assets	-	15,656
Share of gross liabilities	-	(14,562)

	-	1,094

Total investments	3,836	4,932

	228,822	251,538

Current assets
Stock	421	392
Debtors: amounts falling due within one year	131,732	114,288
Debtors: amounts falling due after one year	3,000	3,000
Cash at bank and in hand	65,440	117,074

	200,593	234,754

Creditors: amounts falling due within one year (including
convertible debt)	(315,793)	(344,392)
Provision for deficit on joint ventures
Share of gross assets	14,037	-
Share of gross liabilities	(15,095)	-

	(1,058)	-

Provisions for liabilities and charges due within one year	(15,752)	(19,953)

Net current liabilities	(132,010)	(129,591)

Total assets less current liabilities	96,812	121,947

Creditors: amounts falling due after more than one year	(20,640)	(24,806)

Provisions for liabilities and charges due after more than
one year	(2,314)	(8,349)

Net assets	73,858	88,792

Capital and reserves
Called up share capital	29,106	29,106
Share premium account	279,765	279,765
Other reserves	6,491	4,056
Profit and loss account	(241,777)	(224,482)

Equity shareholders’ funds	73,585	88,445

Equity minority interests	273	347

	73,858	88,792

7

Regus plc
Consolidated cash flow statement
For the six months ended 30 June 2002 and 30 June 2001

	6 months	6 months
	ended	ended
	30 June 02	30 June 01
	(unaudited)	(unaudited)
	£’000	£’000

Cash (outflow)/inflow from continuing operating activities
Net cash (outflow)/inflow	(15,680)	33,750

Returns on investments and servicing of finance
Interest received	1,216	2,948
Interest paid	(939)	(2,025)
Interest paid on finance leases	(1,405)	(1,634)

	(1,128)	(711)

Taxation
Tax paid	(2,411)	(4,638)

	(2,411)	(4,638)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(8,972)	(73,845)
Sale of tangible fixed assets	306	18

	(8,666)	(73,827)

Acquisitions and disposals
Purchase of subsidiary undertakings	(44)	(5,835)
Investments in joint ventures	(745)	(1,093)

	(789)	(6,928)

Cash outflow before management of liquid resources and financing	(28,674)	(52,354)

Management of liquid resources	54,674	58,527

Financing	(22,993)	(9,711)

Increase/(decrease) in cash in the period	3,007	(3,538)

Regus plc
Statement of total recognised gains and losses
For the six months ended 30 June 2002 and the six months ended 30 June 2001

	6 months ended 30 June 2002 (unaudited) £’000	6 months ended 30 June 2001 (unaudited) £’000

Retained loss for the financial period	(25,631)	(10,169)

Currency translation differences	8,321	(1,859)

Tax charge on exchange differences	-	(295)

Total recognised gains and losses for the period	(17,310)	(12,323)

Reconciliation of movements in consolidated shareholders’ funds

	6 months ended 30 June 2002 (unaudited) £’000	12 months ended 31 Dec 2001 (audited) £’000

Retained loss for the financial period	(25,631)	(118,238)

Ordinary shares issued net of issue costs	-	3,396

Currency translation differences	8,321	197

Reclassification of fair value of warrants to non-distributable reserves	2,450	-

Decrease in shareholders’ funds	(14,860)	(114,645)

Shareholders’ funds at 1 January	88,445	203,090

Shareholders’ funds at period end	73,585	88,445

Notes

1. Segmental reporting

Turnover:

	3 months ended 30 June		6 months ended 30 June
	2002 (unaudited) £’000	2001 (unaudited) £’000	2002 (unaudited) £’000	2001 (unaudited) £’000

UK & Ireland	44,566	55,956	89,595	115,380
Rest of Europe	35,013	38,886	68,698	78,366
Americas	24,392	32,436	51,407	66,227
Rest of World	7,811	8,582	15,281	17,070

	111,782	135,860	224,981	277,043

Total Group	109,315	132,935	220,041	270,854
Total joint ventures	2,467	2,925	4,940	6,189

(Loss)/profit before interest and tax:

	3 months ended 30 June		6 months ended 30 June
	2002 (unaudited) £’000	2001 (unaudited and re-stated) £’000	2002 (unaudited) £’000	2001 (unaudited and re-stated) £’000

UK & Ireland	6,149	12,680	10,732	29,943
Rest of Europe	(1,286)	1,465	(614)	5,103
Americas	(9,392)	(13,024)	(19,112)	(15,467)
Rest of World	(465)	(1,166)	(1,054)	(2,749)
Other office costs	(4,246)	(4,259)	(9,134)	(13,532)
Exceptional Item	-	(3,245)	-	(3,245)

	(9,240)	(7,549)	(19,182)	53

Total Group	(8,351)	(6,109)	(16,391)	2,452
Total joint ventures	(889)	(1,440)	(2,791)	(2,399)

Figures for 2001 have been re-stated to exclude internal management fees

2. (Loss)/profit per share

Loss per share after exceptional items is based on losses for the three months ended 30 June 2002 and 2001 of £(10,563,000) and £(14,794,000) respectively. Loss per share before exceptional items is based on losses for the three months ended 30 June 2001 of £(12,523,000) after adjusting for tax of £974,000 on the exceptional item. Losses per share are calculated using the following weighted average numbers of shares:

	3 months ended 30 June		6 months ended 30 June
	2002	2001	2002	2001
	000’s	000’s	000’s	000’s

Ordinary shares
– basic	564,065	563,593	564,037	563,077
Ordinary shares
– fully diluted	564,065	573,120	564,037	574,539

10

3. (a)  Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities

	6 months	6 months
	ended	ended
	30 June 02	30 June 01
	(unaudited)	(unaudited)
	£’000	£’000
Continuing operations
Operating (loss)/profit	(16,391)	2,452
Depreciation charge	29,190	31,097
Goodwill amortisation	121	114
Loss on disposal of fixed assets	273	8
Loss on Business Disposals	277	-
Decrease in provisions	(10,173)	-
Increase in stocks	(23)	(33)
Increase in debtors	(7,295)	(3,716)
(Decrease)/increase in creditors	(11,659)	3,828

Net cash (outflow)/inflow from continuing operations	(15,680)	33,750

The cash outflow for 2002 includes £11.0 million relating to the exceptional item charged during the previous year.

3. (b)   Financing and management of liquid resources

	6 months	6 months
	ended	ended
	30 June 02	30 June 01
	(unaudited)	(unaudited)

	£’000	£’000
Management of liquid resources

New cash deposits	(12,349)	(8,703)
Repayment of cash deposits	67,023	67,230

	54,674	58,527

Financing
New loans	875	1,586
Repayment of loans	(16,625)	(3,355)
Payment of principal under finance leases	(7,855)	(7,850)
Issue of equity shares	612	-
Issue costs	-	(92)

	(22,993)	(9,711)

3. (c)   Reconciliation of net cash flow to movement in net funds

	6 months ended 30 June 02 (unaudited) £’000	6 months ended 30 June 01 (unaudited) £’000

Increase/(decrease) in cash in the period	3,007	(3,538)
Cash outflow from change in borrowings and finance leases	23,605	9,619
Cash inflow from change in liquid resources	(54,674)	(58,527)

Change in net funds from cash flows	(28,062)	(52,446)

Acquisitions	-	(627)
Other non-cash items:
New finance leases	(2,001)	(14,304)
Un-amortised warrants reserve	565	-
Translation difference	1,803	(2,355)

Movement in net funds in the period	(27,695)	(69,732)

Net funds at 1 January	31,029	130,013

Net funds at 30 June	3,334	60,281

3. (d) Analysis of changes in net funds

	At 1 Jan 2002 £’000	Cashflow £’000	Non- cash changes £’000	Exchange movement £’000	At 30 June 2002 £’000

Cash at the bank and in hand	24,247	2,256	0	459	26,962
Overdrafts	(2,781)	751	0	(27)	(2,057)

	21,466	3,007	0	432	24,905

Debt due after 1 year	(1,330)	(761)	(23)	(10)	(2,124)
Debt due within 1 year	(43,961)	16,511	588	153	(26,709)
Finance leases due after 1	(23,064)	5,641	(1,190)	507	(18,106)
year
Finance leases due within 1	(14,909)	2,214	(811)	396	(13,110)
year

	(83,264)	23,605	(1,436)	1,046	(60,049)
Liquid resources	92,827	(54,674)	0	325	38,478

	31,029	(28,062)	(1,436)	1,803	3,334

Liquid Resources at 30 June 2002 include cash held on deposit of which £3.2 million (December 2001: £3.2 million) relates to collateral against bank loans and £33.4 million (December 2001: £28.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

Non-cash changes comprise new finance leases, reclassifications between categories and the balance of the warrants reserve after amortisation based on a constant rate of return on the outstanding balance. At 30 June the warrant reserve is £2,450,000 of which £1,885,000 has been charged to the profit and loss account.

3. (e) Consolidated cash flow statement for the three months ended 30 June 2002

3 months ended 30 June 02 (unaudited) £’000

Cash outflow from continuing operating activities
Net cash outflow	(18,549)

Returns on investments and servicing of finance
Interest received	496
Interest paid	(489)
Interest paid on finance leases	(653)

(646)

Taxation
Tax paid	(1,059)

(1,059)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(4,380)
Sale of tangible fixed assets	305

(4,075)

Acquisitions and disposals
Purchase of subsidiary undertakings	(44)
Investments in joint ventures	-

(44)

Cash outflow before management of liquid resources and financing	(24,373)

Management of liquid resources	9,681

Financing	(16,094)

Decrease in cash in the period	(30,786)

4. US GAAP reconciliation

As there is no statutory or regulatory requirement to present this information on a quarterly basis it will in future only be presented as part of the full year accounts.

The following is a summary of the adjustments to net loss and shareholders funds in accordance with US GAAP:

Net loss:

	3 months ended 30 June 2002 (unaudited) £’000	3 months ended 30 June 2001 (unaudited) £’000

Net loss reported in accordance with UK GAAP	(10,563)	(14,794)

US GAAP adjustments:
Franchise revenue recognition	(107)	-
Compensation expense related to other variable plan options	59	2,987
Provision for closure costs	(5,062)	-
Deferred taxes	32	449
Goodwill amortisation	61	-

Net loss in accordance with US GAAP	(15,580)	(11,358)

Shareholders’ funds:
	As at 30 June 2002 (unaudited) £’000	As at 31 December 2001 (audited) £’000

Shareholders’ funds in accordance with UK GAAP	73,585	88,445

US GAAP adjustments
Franchise revenue recognition	(942)	(682)
Compensation expense related to other variable plan options	600	595
Provision for closure costs	17,211	27,446
Deferred taxes	7,419	7,341
Employee share trust (investment in own shares)	(3,805)	(3,805)
Goodwill amortisation	121	-

Shareholders’ funds in accordance with US GAAP	94,189	119,340

5. Basis of preparation

The financial information set out above does not constitute the Company’s statutory accounts. The financial information for 2001 is derived from the statutory accounts for the year which have been delivered to the Registrar of companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

Notwithstanding that the Group has suffered a net cash outflow of £28.7 million before management of liquid resources and financing for the six months ended 30 June 2002 and that the Group has net current liabilities, the financial statements have been prepared on a going concern basis. The directors have reviewed the Group's cash resources and projections in the context of the current and expected future levels of trading having regard to the planned actions described on page 5 of the announcement under the heading Results from operations: Liquidity and capital resources. They have concluded that the Group will be able to meet its financial obligations as they fall due for at least the next twelve months.

ITEM 2

PRESS RELEASE
Embargoed until 12:00 noon BST, 7:00 am EST Wednesday 7 August 2002

REGUS ANNOUNCES NEW CEO OF UK & IRELAND

Regus plc, the world’s leading provider of serviced offices, is pleased to announce the appointment of David Ford, former Chief Executive of Sodexho Alliance UK and Ireland, as its new CEO of the United Kingdom and Ireland, with effect from 27 August 2002.

David Ford commented:  “I am excited about the prospect of working with the world’s leading provider of serviced offices”.

Regus CEO Mark Dixon commented:  “We are delighted to have David joining us to head up our UK & Ireland business. We expect him to make a significant contribution to our business”.

- ends —

Notes for editors:

David Ford

David Ford, 49, joins Regus from Sodexho Alliance where as CEO for UK and Ireland he looked after 54,000 people and a turnover of £1 billion.  Prior to this, David was President of Gardner Merchant in the USA before becoming overall operational Managing Director.

Regus

Represented in 240 cities in more than 50 countries, Regus is the global leader in supplying fully serviced offices. Offering 96,000 workstations in more than 420 prestigious locations, it is also a market leader in providing meeting rooms, training facilities and public access videoconferencing studios.

For further information, contact:

Stephen Jolly, Group Communications Adviser, on 01932 895138

ITEM 3

PRESS RELEASE
Embargoed until 12:00 noon BST, 7:00 am EST Wednesday 7 August 2002

REGUS ANNOUNCES NEW NON-EXECUTIVE DIRECTOR

Regus plc, the world’s leading provider of serviced offices, is pleased to announce the appointment of Martin Robinson, Chairman of Center Parcs UK and CEO of Center Parcs Europe, as an independent Non-Executive Director, with immediate effect.

Martin Robinson commented:  “I am looking forward to my new and exciting role with the world’s leading provider of serviced offices”.

Regus Chairman John Matthews commented:  “We are delighted to have Martin Robinson joining our board.   He is a high-profile appointment and we expect him to make a substantial contribution to our business”.

- ends —

Notes for editors:

Martin Robinson

Martin Robinson, 40, was educated at Keble College, Oxford. With a varied international business career encompassing the UK, France, Netherlands and the US, Martin has previously held senior roles with Reckitt & Colman, Sara Lee Corporation, McKinsey, Scottish & Newcastle plc and now Center Parcs.

Regus

Represented in 240 cities in more than 50 countries, Regus is the global leader in supplying fully serviced offices. Offering 96,000 workstations in more than 420 prestigious locations, it is also a market leader in providing meeting rooms, training facilities and public access videoconferencing studios.

For further information, contact:

Stephen Jolly, Group Communications Adviser, on 01932 895138

ITEM 4

PRESS RELEASE

Embargoed until 12:00 noon BST, 7:00 am EST Wednesday 7 August 2002

AGIP KCO IN £8 MILLION OUTSOURCING DEAL WITH REGUS

In a deal worth more than £8 million over five years, Dutch-based oil company Agip KCO will relocate more than 300 people to a new Regus business centre in The Hague.

“Agip KCO needs a flexible office solution to accommodate its constantly changing requirements and working with Regus has provided such a solution,” comments John Fenton, property manager of Agip KCO. “We looked at a number of options. The Regus solution provided us with greater flexibility and assurances of a facility managed to the highest professional standard. Cost calculations demonstrated that it was also the most cost-effective.

”Our employees are our greatest asset and we recognise the need to provide them with a high quality working environment. It is also essential that we find accommodation that offers a high level of technical capability to provide us with a secure transfer of data between our worldwide locations. Regus has handled our requirements expertly.”

Mark Dixon, Regus’ chief executive, comments, “The deal with Agip KCO is further evidence that the global trend in structured office outsourcing is rapidly gaining momentum. Businesses of all sizes now appreciate how easily we can accommodate their needs, how flexible our proposition is and just how much we can save them on their total occupancy costs.

“We now have a large portfolio of global clients, including Compaq, Nokia, Fujitsu-Siemens and France Telecom, which recognise the common sense solutions that we provide.”

- ends -

Note to editors

About AGIP/KCO
Agip KCO is the operator of the Kashagan field that lies in the northern sector of the Caspian Sea. It operates the field on behalf of a consortium of seven international oil companies (Eni’s Agip Caspian Sea, BG Group, ExxonMobil, Inpex, Phillips, Shell, and TotalFinaElf).

About Regus
Represented in 240 cities in more than 50 countries, Regus is the global leader in supplying fully serviced office workspaces. Offering more than 96,000 workspaces in more than 420 prestigious locations, it is also the market leader in providing meeting rooms, training facilities and public access videoconferencing studios.

For further information, contact: Stephen Jolly, Group Communications Adviser, on 01932 895138

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.  The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company.  These factors include: the nature of the serviced office market, the long-term nature of the Company’s lease commitments, its financing requirements, foreign exchange and risks of litigation.  For a discussion of these and other factors which may have a material impact upon Regus’s financial condition, results of operation and liquidity, see “Risk Factors” and “Operating Results” of the Company’s Annual Report on Form 20-F.